210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2009 Second Quarter Results

CALGARY, AB, July 29, 2009 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results for the three and six-month periods ended June 30, 2009.

“Clinical results from our monotherapy and combination clinical trials with REOLYSIN® continued to emerge in the second quarter,” said Dr. Brad Thompson, President and CEO of Oncolytics.   “The results of these trials, and the response and clinical benefit rates as reported by our investigators, reinforce our belief that REOLYSIN has the potential to significantly improve treatment outcomes in patients with a broad range of cancers.”

Selected Second Quarter Highlights

•
Presented updated U.S. Phase II sarcoma trial data at the American Society of Clinical Oncology (ASCO) annual meeting.  The interim results demonstrated that the treatment was well tolerated, with 15 of 36, or 42% of evaluable patients experiencing stable disease (SD) for more than 16 weeks, including five patients who had SD for more than 24 weeks.  Patient enrolment was completed in May;

•
Presented a poster at ASCO demonstrating that the combination of REOLYSIN and gemcitabine in a U.K. Phase I trial was well tolerated, and resulted in disease control for a majority of the patients.  Of the ten patients evaluable for response, two patients (breast and nasopharyngeal) had partial responses (PRs) and/or clinical responses and five patients had SD for 4-8 cycles, for a total disease control rate (CR (Complete Response)+PR+SD) of 70%;

•
Presented a poster at ASCO that indicated REOLYSIN was well tolerated and demonstrated anti-tumour activity in a U.S. Phase I systemic administration monotherapy trial.  Of 18 patients treated in the trial, eight demonstrated SD or better as measured by Response Evaluation Criteria in Solid Tumors (RECIST) including a patient with progressive breast cancer who experienced a PR (34% shrinkage in tumor volume);

•
Announced positive results of a U.K. Phase II REOLYSIN and radiation combination clinical trial.  Of 14 evaluable patients, 13 patients had SD or better in the treated target lesions, including four PRs and two minor responses, for a clinical benefit rate of 93% in the treated lesions;

•
Successfully completed the acquisition of an inactive private company with net cash of $2.1 million by issuing 1,875,121 common shares, and completed a public offering consisting of 3.45 million units at $2.00 per unit, for gross proceeds of $6.9 million;

•	In early July, completed patient enrolment in the Phase II component of our U.K. REOLYSIN and paclitaxel/carboplatin clinical trial; and,

•	In mid-July, announced that we had completed the lyophilization (freeze-drying) formulation development program for REOLYSIN.

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	June 30, 2009 $	December 31, 2008 $
ASSETS
Current
Cash and cash equivalents	11,983,352	7,429,895
Short-term investments	—	5,846,634
Accounts receivable	102,659	86,322
Prepaid expenses	435,485	179,668
	12,521,496	13,542,519

Property and equipment	233,435	263,926
Intellectual property	—	180,750
	12,754,931	13,987,195
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	3,228,045	4,534,111

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued: 49,395,169 (December 31, 2008 – 43,830,748)	102,203,004	95,234,924
Warrants	4,803,054	3,425,110
Contributed surplus	13,369,982	13,349,801
Deficit	(110,849,154)	(102,556,751)
	9,526,886	9,453,084
	12,754,931	13,987,195

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2009 $	Three Month Period Ending June 30, 2008 $	Six Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2008 $	Cumulative from inception on April 2, 1998 to June 30, 2009 $
Revenue
Rights revenue	—	—	—	—	310,000
	—	—	—	—	310,000
Expenses
Research and development	3,239,210	4,046,904	6,051,865	6,440,301	80,583,642
Operating	980,721	1,319,498	1,967,485	2,370,392	26,804,510
Stock based compensation	8,544	18,023	20,181	37,616	4,789,025
Foreign exchange loss/gain	3,103	(58,347)	59,138	(49,085)	648,565
Amortization – intellectual property	90,375	90,375	180,750	180,750	3,615,000
Amortization – property and equipment	16,536	12,194	33,840	23,380	530,991
	4,338,489	5,428,647	8,313,259	9,003,354	116,971,733
Loss before the following:	4,338,489	5,428,647	8,313,259	9,003,354	116,661,733

Interest income	(3,732)	(174,117)	(20,856)	(354,451)	(6,554,861)
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Loss before income taxes	4,334,757	5,254,530	8,292,403	8,648,903	111,964,154
Future income tax recovery	—	—	—	—	(1,115,000)
Net loss and comprehensive loss for the period	4,334,757	5,254,530	8,292,403	8,648,903	110,849,154
Basic and diluted loss per share	0.09	0.13	0.18	0.21
Weighted average number of shares (basic and diluted)	47,449,182	41,180,748	45,659,353	41,180,748

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2009 $	Three Month Period Ending June 30, 2008 $	Six Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2008 $	Cumulative from inception on April 2, 1998 to June 30, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(4,334,757)	(5,254,530)	(8,292,403)	(8,648,903)	(110,849,154)
Deduct non-cash items
Amortization – intellectual property	90,375	90,375	180,750	180,750	3,615,000
Amortization – property and equipment	16,536	12,194	33,840	23,380	530,991
Stock based compensation	8,544	18,023	20,181	37,616	4,789,025
Other non-cash items	—	—	—	—	1,383,537
Net changes in non-cash working capital	(1,414,201)	1,157,662	(1,578,220)	1,182,343	2,689,901
	(5,633,503)	(3,976,276)	(9,635,852)	(7,224,814)	(97,840,700)
INVESTING ACTIVITIES
Capital assets	—	(56,080)	(3,349)	(58,745)	(817,093)
Purchase of short-term investments	—	(115,009)	—	(252,196)	(49,416,864)
Redemption of short-term investments	1,925,600	5,000,000	5,846,634	9,000,000	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343
	1,925,600	4,828,911	5,843,285	8,689,059	1,761,368
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	351,835	—	373,085	—	15,674,153
Proceeds from acquisition of private company	1,800,120	—	1,800,120	—	1,800,120
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	6,172,819	—	6,172,819	—	52,451,026
	8,324,774	—	8,346,024	—	108,062,684
Increase in cash and cash equivalents during the period	4,616,871	852,635	4,553,457	1,464,245	11,983,352
Cash and cash equivalents, beginning of the period	7,366,481	7,326,706	7,429,895	6,715,096	—
Cash and cash equivalents, end of the period	11,983,352	8,179,341	11,983,352	8,179,341	11,983,352

To view the 2009 Second Quarter Report which includes the Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s second quarter filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2009 and beyond, the Company’s planned operations, the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com